SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

Libbey Inc
___________________________________________________________
(Name of Issuer)

Common Stock, $0.01 par value
___________________________________________________________
(Title of Class of Securities)

529898108

______________________________

(CUSIP Number)

October 28, 2009

___________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[ ]     Rule 13d – 1(b)
[X]     Rule 13d – 1(c)
[ ]     Rule 13d – 1(d)

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No 529898108	13G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Bank of America Corporation 56-0906609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER	0
	6 SHARED VOTING POWER	1,580,882
	7 SOLE DISPOSITIVE POWER	0
	8 SHARED DISPOSITIVE POWER	1,580,882
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,580,882
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%
12	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No 90933T109	13G	Page 3 of 13Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Bank of America, NA 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER	540
	6 SHARED VOTING POWER	2,950
	7 SOLE DISPOSITIVE POWER	0
	8 SHARED DISPOSITIVE POWER	3,490
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,490
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12	TYPE OF REPORTING PERSON (See Instructions) BK

CUSIP No 90933T109	13G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Columbia Management Advisors, LLC 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER	2,950
	6 SHARED VOTING POWER	0
	7 SOLE DISPOSITIVE POWER	2,950
	8 SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIA LLY OWNED BY EACH REPORTING PERSON 2,950
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No 90933T109	13G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Merrill Lynch, Pierce, Fenner & Smith, Inc. 13-5674085
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER	89,000
	6 SHARED VOTING POWER	0
	7 SOLE DISPOSITIVE POWER	89,000
	8 SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12	TYPE OF REPORTING PERSON (See Instructions) BD, IA

CUSIP No 90933T109	13G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Merrill Lynch PCG, Inc. 13-3156426
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER	1,488,392
	6 SHARED VOTING POWER	0
	7 SOLE DISPOSITIVE POWER	1,488,392
	8 SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIA LLY OWNED BY EACH REPORTING PERSON 1,488,392
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%
12	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1(a).     Name of Issuer:

                     Libbey Inc

Item 1(b).     Address of Issuer’s Principal Executive Offices:

300 Madison Avenue

Toledo, Ohio 43604

United States

Item 2(a).     Name of Person Filing:

Bank of America Corporation (“BAC”)
Bank of America, N.A. (“Bank of America”)
Columbia Management Advisors, LLC (“CMA”)
Merrill Lynch, Pierce, Fenner & Smith, Inc. (“MLPFS’)
Merrill Lynch PCG, Inc (“MLPCG”)

Item 2(b).     Address of Principal Business Office or, if None, Residence:

The address of the principal business office of BAC is:
100 North Tryon Street
Charlotte, North Carolina 28255

The address of the principal business office of Bank of America is:
100 North Tryon Street
Charlotte, North Carolina 28255

The address of the principal business office of CMA is:

100 Federal Street

Boston, Massachusetts 02110

The address of the principal business office of MLPFS is:

One Bryant Park

New York, New York 10036

The address of the principal business office of MLPCG is:

4 World Financial Center

New York, NY 10080

Item 2(c).     Citizenship:

Bank of America Corporation	Delaware
Bank of America N.A.	United States
Columbia Management Advisors, LLC	Delaware
Merrill Lynch, Pierce, Fenner & Smith, Inc.	Delaware
Merrill Lynch PCG, Inc	Delaware

Item 2(d).     Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e).     CUSIP Number:

529898108

Item 3.          If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),

Check Whether the Person Filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.          Ownership:

(a)	Amount Beneficially Owned:

1,580,882

(b)	Percent of Class:

9.5% (based on 16,640,865 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Issuer consisting of (i) 15,152,473 shares of Common Stock outstanding as of July 31, 2009 (as reported by the Issuer in its Form 10-Q for the period ending June 30, 2009), (ii) 933,145 shares of Common Stock issued to MLPCG pursuant to the Debt Exchange Agreement, dated October 28, 2009, by and among Libbey Glass Inc., the Issuer and MLPCG (the "Debt Exchange Agreement"), (iii) 485,309 shares of Common Stock issuable within 60 days of October 28, 2009 upon exercise of a warrant the Issuer issued to MLPCG on June 16, 2006 (the "2006 Warrant"), (iv) 69,938 shares of Common Stock issuable within 60 days of October 28, 2009 (due to contractual limitations pursuant to the terms of the Debt Exchange Agreement as described below) upon exercise of a warrant to purchase up to 3,466,856 shares of Common Stock the Issuer issued to MLPCG, Inc. on October 28, 2009 pursuant to the Debt Exchange Agreement (the "Series I Exchange Warrant"), (v) 540 shares of Common Stock owned by Bank of America as of October 28, 2009, (vi) 89,000 shares of Common Stock owned by MLPFS as of October 28, 2009 and (vii) 2,950 shares of Common Stock owned by CMA as of October 28, 2009.

(c)	Nature of beneficial ownership:

With respect to the beneficial ownership described herein, the 1,580,882 shares of Common Stock reported to be beneficially owned consist of (i) 933,145 shares of Common Stock issued to MLPCG pursuant to the Debt Exchange Agreement, (ii) 485,309 shares of Common Stock issuable within 60 days of October 28, 2009 upon exercise of the 2006 Warrant, (iv) 69,938 shares of Common Stock issuable upon exercise of the Series I Exchange Warrant (as such exercise is contractually limited pursuant to the terms of the Debt Exchange Agreement as described below), (v) 540 shares of Common Stock owned by Bank of America as of October 28, 2009, (vi) 89,000 shares of Common Stock owned by MLPFS as of October 28, 2009 and (vii) 2,950 shares of Common Stock owned by CMA as of October 28, 2009. As the ultimate parent holding company of each of MLPCG, Bank of America, MLPFS and CMA, BAC may be deemed to beneficially own the shares held by each such entity. Furthermore, as the parent company of CMA, Bank of America may be deemed to beneficially own the shares held by CMA.

Pursuant to the terms of the Series I Exchange Warrant, the Series I Exchange Warrant may not be exercised to the extent such exercise would result in MLPCG together with its affiliates (including without limitation BAC, Bank of America, MLPFS and CMA) becoming a "beneficial owner" of more than 9.5% of the shares of Common Stock outstanding after giving effect to such exercise (i) unless MLPCG delivers a notice as set forth in the Debt Exchange Agreement, or (ii) unless and only for so long as the Common Stock is not registered or required to be registered under Section 12 of the Securities Exchange Act of 1934, as amended.

If any principal amount of the $80,431,000 aggregate principal amount of Senior Subordinated Secured Pay-In-Kind Notes due 2021 (the "Exchange PIK Notes") is outstanding on the earlier of (such earlier date, the "Series II Date") (i) December 1, 2010 or (ii) the date that Libbey Glass Inc. has paid off, defeased, satisfied and discharged or redeemed its indebtedness obligations under its Floating Rate Senior Secured Notes due 2011, the Issuer shall issue to MLPCG on the Series II Date a warrant (the "Series II Exchange Warrant") which, when exercised, will entitle MLPCG to acquire, subject to the Cap (as defined below), a number of shares of fully paid and non-assessable Common Stock representing 10% (subject to reduction as described in the Debt Exchange Agreement) of the Common Stock outstanding as determined on the Series II Date at a price of $0.01 per share of Common Stock on a fully diluted basis (excluding options outstanding on the date of the Debt Exchange Agreement which have not been repriced or otherwise modified and shares issuable upon exercise of the 2006 Warrant and the Series I Exchange Warrant).

If any principal amount of the Exchange PIK Notes is outstanding 180 days, 210 days or 240 days after the Series II Date, the Issuer shall issue to MLPCG on the relevant date a warrant (the "Series III Exchange Warrant") which, when exercised, will entitle MLPCG to acquire, subject to the Cap (as defined below), a number of shares of fully paid and non-assessable Common Stock representing 3⅓% (subject to reduction as described in the Debt Exchange Agreement) of the Common Stock outstanding as determined on the Series II Date on a fully diluted basis (excluding options outstanding on the date of the Debt Exchange Agreement which have not been repriced or otherwise modified and shares issuable upon exercise of the 2006 Warrant and the Series I Exchange Warrant) at a price of $0.01 per share of Common Stock.

The holdings are calculated (i) assuming an issuance of Common Stock issuable under the 2006 Warrant on October 28, 2009, (ii) assuming an issuance of Common Stock issuable under the Series I Exchange Warrant on October 28, 2009 (subject to the contractual limitation described above), (iii) not assuming an issuance of Common Stock issuable under the Series II Exchange Warrant as such warrant has not yet been issued and therefore is not presently exercisable within 60 days of October 28, 2009, and (iv) not assuming an issuance of Common Stock issuable under the Series III Exchange Warrant as such warrant has not yet been issued and therefore is not presently exercisable within 60 days of October 28, 2009.

Item 5.          Ownership of 5 Percent or Less of a Class:

Not Applicable

Item 6.          Ownership or More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.          Identification and Classification of the Subsidiary Which Acquired the

Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8.          Identification and Classification of Members of the Group:

Not Applicable.

Item 9.          Notice of Dissolution of Group:

Not Applicable.

Item 10.     Certification:

By signing below each of the undersigned certifies that, to the best of such undersigned’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     November 06, 2009

Bank of America Corporation
Bank of America, N.A.

By:   /s/ Angelina Richardson

       Angelina L. Richardson
       Vice President

Columbia Management Advisors, LLC

By:   /s/ Robert McConnaughey

        Robert McConnaughey
        Managing Director

Merrill Lynch, Pierce, Fenner & Smith, Inc.

By:  /s/ Robert Shine

       Robert M. Shine
       Attorney-in-Fact

Merrill Lynch PCG, Inc.

By: /s/ Martin McInemey

      Martin McInerney
      Vice President

Exhibit 99.1

EXHIBIT 99.1 - JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of to such a statement on Schedule 13G with respect to the common stock of beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

Dated:     November 06, 2009

Bank of America Corporation
Bank of America, N.A.

By:   /s/ Angelina Richardson

       Angelina L. Richardson
       Vice President

Columbia Management Advisors, LLC

By:   /s/ Robert McConnaughey

        Robert McConnaughey
        Managing Director

Merrill Lynch, Pierce, Fenner & Smith, Inc.

By:  /s/ Robert Shine

       Robert M. Shine
       Attorney-in-Fact

Merrill Lynch PCG, Inc.

By: /s/ Martin McInemey

      Martin McInerney
      Vice President